UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  __) *

INNOVATIVE CARD TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45773R100

(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Alan Finkelstein
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 2,334,572 (*) (**)
6 Shared Voting Power -0- (*) (**)
7 Sole Dispositive Power 2,334,572 (*) (**)
8 Shared Dispositive Power -0- (*) (**)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,334,572 (*) (**)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 8.04%(*) (**)
12	Type of Reporting Person (See Instructions) IN

(*)  See also Item 4 which provides information with respect to the prior years.

(**) Calculated based upon 28,640,920 shares of common stock outstanding as of November 9, 2009, as reported by Innovative Card Technologies, Inc. in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on November 13, 2009, plus (i) options to acquire an aggregate of 350,000 shares of common stock; and (ii) warrant rights to acquire 50,625 shares of common stock.

Item 1.

(a)	Name of Issuer
Innovative Card Technologies, Inc.
(b)	Address of Issuer’s Principal Executive Offices
633 West Fifth Street, Suite 2600, Los Angeles, California 90071

Item 2.

(a)	Name of Person Filing
Alan Finkelstein
(b)	Address of Principal Business Office or, if none, Residence
c/o Bemel, Ross & Klein, LLP 11601 Wilshire Blvd, Suite 2150, Los Angeles, CA 90025
(c)	Citizenship
United States
(d)	Title of Class of Securities
Common Stock, par value $0.001 per share
(e)	CUSIP Number
45773R100

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

(1) For the year ended December 31, 2009, the information set forth in Row 9 of the cover page for the Reporting Person is hereby incorporated by reference into this Item 4(a).

(2) For the year ended December 31, 2008, the Reporting Person may be deemed the beneficial owner of 2,834,572 shares of common stock, par value $0.001 (the “Common Stock”) of the Issuer.  This number consists of: (x) an aggregate of 2,433,947 shares of Common Stock held by him directly; (y) options to acquire an aggregate of 350,000 shares of Common Stock; and (z) warrant rights to acquire an aggregate of 50,625 shares of Common Stock.

(3) For the year ended December 31, 2007, the Reporting Person may be deemed the beneficial owner of 3,134,572 shares of Common Stock of the Issuer.  This number consists of: (x) an aggregate of 2,733,947 shares of Common Stock held by him directly; (y) options to acquire an aggregate of 350,000 shares of Common Stock; and (z) warrant rights to acquire an aggregate of 50,625 shares of Common Stock.

(4) For the year ended December 31, 2006, the Reporting Person may be deemed the beneficial owner of 2,934,572 shares of Common Stock of the Issuer.  This number consists of: (x) an aggregate of 2,733,947 shares of Common Stock held by him directly; (y) options to acquire an aggregate of 150,000 shares of Common Stock; and (z) warrant rights to acquire an aggregate of 50,625 shares of Common Stock.

(5) For the year ended December 31, 2005, the Reporting Person may be deemed the beneficial owner of 2,893,572 shares of Common Stock of the Issuer.  This number consists of: (x) an aggregate of 2,742,947 shares of Common Stock held by him directly; (y) options to acquire an aggregate of 100,000 shares of Common Stock; and (z) warrant rights to acquire an aggregate of 50,625 shares of Common Stock.

(b) Percent of class:

(1) For the year ended December 31, 2009, the information set forth in Row 11 of the cover page for the Reporting Person is hereby incorporated by reference into this Item 4(b).

(2) For the year ended December 31, 2008, the shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person represent approximately 9.81% of the 28,495,256 issued and outstanding shares of Common Stock of the Issuer as of October 30, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) on November 3, 2008.

(3) For the year ended December 31, 2007, the shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person represent approximately 10.87% of the 28,433,116 issued and outstanding shares of Common Stock of the Issuer as of November 12, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 19, 2007.

(4) For the year ended December 31, 2006, the shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person represent approximately 10.27% of the 28,364,308 issued and outstanding shares of Common Stock of the Issuer as of November 7, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 13, 2006.

(5) For the year ended December 31, 2005, the shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person represent approximately 16.21% of the 17,694,566 issued and outstanding shares of Common Stock of the Issuer as of November 8, 2005, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 23, 2005.

(c) Number of shares as to which the person has:

(1) For the year ended December 31, 2009, the information set forth in Rows 5 through 8 of the cover page for the Reporting Person is hereby incorporated by reference into this Item 4(c).

(2) For the year ended December 31, 2008:

(i)

Sole power to vote or to direct the vote:  2,834,572

(ii)

Shared power to vote or to direct the vote:  -0-

(iii)

Sole power to dispose or direct the disposition of:  2,834,572

(iv)

Shared power to dispose or to direct the disposition of:  -0-

(3) For the year ended December 31, 2007:

(i)

Sole power to vote or to direct the vote:  3,134,572

(ii)

Shared power to vote or to direct the vote:  -0-

(iii)

Sole power to dispose or direct the disposition of:  3,134,572

(iv)

Shared power to dispose or to direct the disposition of:  -0-

(4) For the year ended December 31, 2006:

(i)

Sole power to vote or to direct the vote:  2,934,572

(ii)

Shared power to vote or to direct the vote:  -0-

(iii)

Sole power to dispose or direct the disposition of:  2,934,572

(iv)

Shared power to dispose or to direct the disposition of:  -0-

(5) For the year ended December 31, 2005:

(i)

Sole power to vote or to direct the vote:  2,893,572

(ii)

Shared power to vote or to direct the vote:  -0-

(iii)

Sole power to dispose or direct the disposition of:  2,893,572

(iv)

Shared power to dispose or to direct the disposition of:  -0-

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.

Identification and Classification of Members of the Group

Not applicable.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 16, 2010

/s/ Alan Finkelstein

Name:  Alan Finkelstein